SEC FILE NO: 000-53063 CUSIP NUMBER: None

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

BSV V, INC.
Full Name of Registrant:

N/A
Former Name if Applicable

735 Broad Street, Suite 400
Address of Principal Executive Office (Street and Number)

Chattanooga, TN 37402
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒   (a)   The reasons described in reasonable detail in Part III of this form  not be eliminated without unreasonable effort or expense;

☒   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, 11-K, Form N-SAR, or portion thereof, will be on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly of transition report on Form 10-Q, or portion thereof be filed on or before the fifth calendar day following prescribed due date; and

☐ (c)   The accountant's  statement  or  other  exhibit  required  by  Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      State below in reasonable  detail the reasons  why the Form 10-K,  11-K, 20-F, 10-Q,  N-SAR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

      The Company is unable to file its Quarter Report on Form 10-Q for the quarter ended March 31, 2009 within the prescribed period due to ministerial difficulties. Such difficulties prevent the Company from filing the Annual Report without unreasonable effort or expense.  The Company fully expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)   Name  and  telephone  number  of  person  to  contact  in  regard  to this notification.

Douglas A. Dyer	(423)	265-5062
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter period that  the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

      ☐  Yes  ☒  No

The Company has not yet filed its Annual Report for the fiscal year ended December 31, 2009.

(3)   Is it  anticipated  that any significant change in results of operations of the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      ☐  Yes  ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BSV V, INC.
(Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Dated: May 15, 2009	BSV V, INC.

	By:	/s/ Douglas A. Dyer
Douglas A. Dyer Title: President
(Principal Executive Officer)
(Principal Financial and Accounting Officer)